Hughes Hubbard & Reed LLP One Battery Park Plaza New York, New York 10004-1482 Telephone: 212-837-6000 Fax: 212-422-4726 hugheshubbard.com

March 22, 2013

By EDGAR

Securities and Exchange Commission

100 F St., N.E.

Washington DC 20549

Attention: Sonia Bednarowski

Re:	Lorillard, Inc.

PRE 14A Filed March 18, 2013

File No. 001-34097

Ladies and Gentlemen:

On behalf of our client, Lorillard, Inc. (the “Company”), we hereby respond to the comment received on March 19, 2013 from Ms. Bednarowski on behalf of the staff regarding the above-captioned preliminary proxy statement filed by the Company under the Securities Act of 1934. Simultaneously herewith, an amended preliminary proxy statement (the “Amended Preliminary Proxy Statement”) is being filed giving effect to such comment as discussed below.

Staff Comment

The staff comment requested that the Company revise “Proposal 1,” which relates to the declassification of the Board of Directors, of the proxy statement to state whether, in the event any vacancy on the Board of Directors is filled with a new member, that new member would serve until the next annual meeting of stockholders or for the term of the seat vacated.

In response to the foregoing comment, the following language has been added to the Amended Preliminary Proxy Statement at the end of the fourth paragraph on page 6 under the heading “PROPOSAL NO. 1 — AMENDMENT OF THE COMPANY’S AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO DECLASSIFY THE BOARD OF DIRECTORS AND PROVIDE FOR THE ANNUAL ELECTION OF DIRECTORS”:

“The Declassification Amendment provides that prior to the termination of the division of directors into three classes, any director of any class elected to fill a vacancy resulting from an increase in the number of directors of that class would hold office for the same term as remains for that class or, following such termination, directors so elected would hold office until the first annual meeting of stockholders held after such election. The Declassification Amendment further provides that any director elected to fill a vacancy not resulting from an increase in the number of directors would have the same remaining term as that of his or her predecessor.”

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Acknowledgements

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the understanding at (212) 837-6770 with any questions or comments regarding the foregoing. Thank you for your consideration.

Very truly yours,

/s/ Gary J. Simon

Gary J. Simon

cc:	Ronald Milstein

Chip Whitford